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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 13D/A
                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  Paligent Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)


                                    696385103
                                 (CUSIP Number)


                                Richard J. Kurtz
                                270 Sylvan Avenue
                     Englewood Cliffs, New Jersey 07632-2515
                                 (201) 871-1055
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 28, 2003
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

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                                SCHEDULE 13D/A-3

                               CUSIP No. 696385103

                               -------------------

1) NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard J. Kurtz
         Social Security Number - ###-##-####

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a) [ ]
                                                      (b) [ ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     Not Applicable

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) OR 2(e)
                                                          [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

7)   SOLE VOTING POWER

         7,142,984  Shares

NUMBER                8)  SHARED VOTING POWER
OF                        0
SHARES
BENEFICIALLY          9)  SOLE DISPOSITIVE POWER
OWNED BY                  7,142,984 Shares
EACH
REPORTING            10)  SHARED DISPOSITIVE POWER
PERSON                    0
WITH

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,142,984 Shares

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES
                                                          [ ]

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.98%

14)  TYPE OF REPORTING PERSON
     IN



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                                SCHEDULE 13D/A-3
                               CUSIP No. 696385103

Item 1.  Security and Issuer.

     This Statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Paligent Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 369 Lexington Avenue, New York, New York 10017.

Item 2.  Identity and Background.

     (a) This Schedule 13D/A-3 is being filed on behalf of Richard J. Kurtz ("Mr. Kurtz").

     (b) Mr. Kurtz's business address is located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (c) Mr. Kurtz's principal occupation is serving as president and chief executive officer of Kamson Corporation, a privately held corporation with its principal executive offices located at 270 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

     (d) During the past five years, Mr. Kurtz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Kurtz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Kurtz is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not Applicable.




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Item 4.  Purpose of Transaction.

     Pursuant to an Common Stock and Warrant Purchase Agreement between Mr. Kurtz, Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC, dated as of December 30, 2002 (the "Agreement"), Mr. Kurtz agreed to purchase from Aries Select Ltd., Aries Select I LLC, and Aries Select II LLC (collectively, the "Sellers"), for an aggregate purchase price of $232,815, a total of 10,253,235 Shares, plus warrants to acquire an additional 2,169,509 Shares (the "Warrants"), which would have increased his ownership to over 50% of the Company's outstanding Shares. According to the Agreement, the transaction was to close no later than January 15, 2003. As of February 28, 2003 the transaction had not closed, and Mr. Kurtz notified the Sellers on that date that his obligations under the Agreement were terminated.

     In his Schedule 13D/A-2, filed with the SEC on January 10, 2003, Mr. Kurtz disclosed that, after his purchase of Shares from the Sellers, the Company might engage in a transaction with Digital Technologies 2000 ("Digital"), a privately held company controlled by Mr. Kurtz. With the termination of the Agreement, Mr. Kurtz has no present plan to pursue any transaction between Digital and the Company.

     The Shares currently owned by Mr. Kurtz were acquired (a) in connection with a merger with a company in which he was a shareholder, (b) a private transaction, and (c) open market purchases. In 2000, the Company merged with Heaven's Door Corporation ("HDC") (the "Merger"). Mr. Kurtz was a shareholder of HDC; the Merger resulted in him owning over five percent of the Company's outstanding Shares. On February 13, 2002, Mr. Kurtz acquired a total of 1,930,177 Shares in a private transaction. Subsequently, Mr. Kurtz purchased additional Shares in open market transactions. Reference is made to Mr. Kurtz's
Schedule 13D/A filed with the SEC on February 28, 2002.

     Mr. Kurtz acquired the Shares for investment purposes. Mr. Kurtz may make further purchases of Shares from time-to-time and may dispose of any or all Shares held by him at any time, subject to certain restrictions on their resale, which are described in an Agreement and Plan of Reorganization among and between Procept, Inc., Procept Acquisition Corp., Heaven's Door Corporation, and HDC's Stockholders, dated November 8, 1999, filed as an exhibit to the Proxy Materials for A Special Meeting of Stockholders of Procept Inc., held on January 25, 2000, filed with the SEC on December 22, 1999.

     Mr. Kurtz does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (d) through (j) inclusive of Item 4 of Schedule 13D. Mr. Kurtz may, at any time and from time-to-time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to such matters, but has no present intention to do so.

Item 5.  Interest in Securities of the Issuer.

     (a) On February 28, 2003, Mr. Kurtz beneficially owned 7,142,984 Shares of the Company, or approximately 21.98% of the Company's 32,490,945 outstanding Shares, on September 30, 2002, as reported in the Form 10-Q of the Company for the period ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002.

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     (b) Mr. Kurtz has the sole power to vote and dispose of the Shares owned by him.

     (c) Mr. Kurtz has not engaged in any transactions in the Company's securities during the past 60 days.

     (d) No person other than Mr. Kurtz is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Mr. Kurtz.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of its securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than as set forth below.

     In connection with the Merger, Mr. Kurtz executed an agreement placing certain restrictions on his ability to transfer Shares acquired by him in the Merger. Reference is made to Agreement and Plan of Reorganization among and between Procept, Inc., Procept Acquisition Corp., Heaven's Door Corporation, and HDC's Stockholders, dated November 8, 1999, filed as an exhibit to the Proxy Materials for A Special Meeting of Stockholders of Procept Inc., held on January 25, 2000, filed with the SEC on December 22, 1999, for a description of the Merger and resale restrictions.

Item 7.  Material to be Filed as Exhibits.

         None.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:     March 5, 2003


                                                   /s/ Richard J. Kurtz
                                                   (Signature)

                                                   Richard J.  Kurtz
                                                   (Name/Title)




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